UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Mitsubishi UFJ Trust and Banking Corporation

Acquisition of shares of

Australian asset management firm,

Colonial First State Group Limited Subsidiaries

Tokyo, October 31, 2018 — Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, announced today that it has entered into a conditional Share Sale Deed with Australian financial group Commonwealth Bank of Australia (“CBA”) and its wholly-owned subsidiary Colonial First State Group Limited (together the “Sellers”), to acquire 100% of the shares in nine subsidiaries of Colonial First State Group Limited, which collectively, including their subsidiaries, represent the global asset management business of Colonial First State Global Asset Management (CFSGAM), from the Sellers (the “Proposed Transaction”).

1.	Purpose and Strategic Rationale of Proposed Transaction

MUFG’s Asset Management & Investor Services Business Group aims to become “The unparalleled industry leader in Japan as well as a global player boasting significant presence overseas’’ in accordance with its Medium-term Business Plan for the three years from 2018. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth, centered on the Trust Bank, through inorganic investment, as well as enhancing its asset management capabilities and product competitiveness.

CFSGAM is a global asset management firm with A$210 billion[1] (JPY17 trillion) in assets under management (“AuM”) and is currently the third largest asset management firm by AuM in Asian markets excluding Japan. CFSGAM offers products across equities, alternatives and fixed income and has specialist capabilities in Asian and emerging markets, alternatives (property and infrastructure), as well as passive products.

Through this Proposed Transaction, the Trust Bank expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as the largest asset management firm in the Asia/Oceania region. MUFG aims to work together with CFSGAM to continue delivering value to our current and future clients.

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2.	Outline of Proposed Transaction

Subject to the satisfaction of conditions precedent (including obtaining necessary regulatory approvals) set out in the Share Sale Deed, the Trust Bank will acquire 100% of CFSGAM for total cash proceeds of approximately A$4.0 billion (JPY328 billion) [2] . The Proposed Transaction is expected to close in mid-2019.

3.	Overview of CFSGAM

Entities

Colonial First State Asset Management (Australia) Limited

Colonial First State Infrastructure Holdings Limited

Colonial First State Managed Infrastructure Limited

First State Investments Managers (Asia) Ltd

First State Investment (UK Holdings) Limited

First State Investments (US) LLC

Realindex Investments Pty Limited

CFSGAM IP Holdings Pty Limited

CFSGAM Services Pty Limited

Type of business	Asset management, etc.
Key locations	Sydney, Edinburgh, Hong Kong, London, New York, Singapore, etc.
Shareholder	Colonial First State Group Limited 100%

4.	Relationship with AMP Capital Holdings Ltd

Lastly, reference is made in relation to the existing strategic alliance with AMP Capital Holdings Ltd (“AMP Capital”) because both CFSGAM and AMP Capital are investment managers with their main office located in Australia.

The strategic alliance with AMP Capital continues to be an integral part of MUFG’s asset management strategy because AMP Capital is expected to play an essential role to provide competitive investment capability in the midst of increasing demand for various products.

Notes:

[1]	As of December, 31 2017.
[2]	Subject to certain purchase price adjustments as set out in the Share Sale Deed.

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 1,800 locations in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

About the Trust Bank

Mitsubishi UFJ Trust and Banking Corporation, as a core member of MUFG, provides its customers with a wide range of comprehensive financial solutions leveraging unique and highly professional functions as a leading trust bank. Such financial solutions include real estate, stock transfer agency, asset management and investor services, and inheritance related services, in addition to banking operations. We aim to realize our vision to be the trust bank that creates “a safe and affluent society” and “a bright future with our customers together” by always supporting our customers’ and society’s challenges based on Trust, and thus created a new key concept: “Trust Drives Our Future”.

For more information, visit https://www.tr.mufg.jp/english

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E Naokazu_Matsuda@mufg.jp

Kazuto Yoshida

Public Relations Section, Corporate Planning Division

Tokyo/Head Office

Mitsubishi UFJ Trust and Banking Corporation

T +81-3-6214-6044

E kazuto_yoshida@tr.mufg.jp

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